
10036043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 17 2010
Washington, DC
110

SEC FILE NUMBER
8- 66700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLM Securities, Inc.


OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 1640
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrance Hennessy (312) 781 - 2111
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Terrance Hennessy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HLM Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
JENNIFER HENNESSY
Notary Public - State of Illinois
My Commission Expires Apr 13, 2013

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KLP
Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
HLM Securities, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of HLM Securities, Inc. as of December 31, 2009 and December 31, 2008, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HLM Securities, Inc. as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, the uncertainty described in Note 8 raises substantial doubt about the Company's ability to continue as a going concern.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 25, 2010

HLM Securities, Inc.

Statement of Financial Condition

Assets	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 2,457	$ 7,811
Commissions receivable	2,924	1,280
Receivable from affiliate	13,000	-
Total Assets	$ 18,381	$ 9,091
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$ 7,310	$ 150
Unearned revenue	-	1,345
Total Liabilities	7,310	1,495
Stockholders' Equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	30,770	30,770
Retained earnings (deficit)	(20,699)	(24,174)
Total Stockholders' Equity	11,071	7,596
Total Liabilities and Stockholders' Equity	$ 18,381	$ 9,091

The accompanying notes are an integral part of these financial statements

HLM Securities, Inc.

Statement of Income

	For the Years Ended	
	December 31, 2009	December 31, 2008
Revenues		
Commission income	$ 34,443	$ 41,346
Referral fees	16,142	20,738
Interest Income	-	79
Other Income	7,700	-
Total revenues	58,285	62,163
Operating Expenses		
Commissions	39,511	47,265
Licensing fees	2,705	6,390
Professional fees	11,391	18,833
Office expense	1,176	2,348
Training and education	-	69
Rent expense	-	16,852
Other operating expenses	27	6,931
Total operating expenses	54,810	98,688
Net Income (Loss)	$ 3,475	$ (36,525)

The accompanying notes are an integral part of these financial statements

HLM Securities, Inc.

Statement of Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, January 1, 2008	$ 1,000	$ 30,770	$ 12,351
Net Loss			(36,525)
Balance, December 31, 2008	1,000	30,770	(24,174)
Net Income			3,475
Balance, December 31, 2009	$ 1,000	$ 30,770	$ (20,699)

The accompanying notes are an integral part of these financial statements

HLM Securities, Inc.

Statement of Cash Flows

	For the Years Ended	
	December 31, 2009	December 31, 2008
Operating Activities		
Net income (loss)	$ 3,475	$ (36,525)
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(14,644)	36,965
Accounts payable	7,160	(2,520)
Unearned revenue	(1,345)	1,345
Net Cash Used in Operating Activities	(5,354)	(735)
Decrease in Cash and Cash Equivalents	(5,354)	(735)
Cash and Cash Equivalents at Beginning of Year	7,811	8,546
Cash and Cash Equivalents at End of Year	$ 2,457	$ 7,811

The accompanying notes are an integral part of these financial statements.

HLM Securities, Inc.

Notes to Financial Statements
December 31, 2009

Note 1 - Significant Accounting Policies

Description of Business
HLM Securities, Inc. is a fully disclosed registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from commissions that are received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received. If cash is not received on the transaction date, a receivable is recorded.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2009 and 2008.

Subsequent Events
Management has evaluated potential subsequent events through March 1, 2010, the date the audited financial statements were issued.

Note 2 - Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only so there has been no accrual of income taxes.

HLM Securities, Inc.

Notes to Financial Statements
December 31, 2009

Note 3 - Related Party Transactions

Terrance and Joseph Hennessy own 100% of Resources Planning Group. They are also 75% owners of HLM Securities, Inc. Resources Planning Group provides office space and general office expenses without recourse as to future repayment. Although there is no requirement to do so, the Company reimbursed Resource Planning Group $5,300 and $16,800 for these costs during 2009 and 2008, respectively. In 2009, Resource Planning Group committed to reimburse rent from prior years in the amount of $13,000, and is recorded as a receivable.

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2009, the Company did not meet this requirement. The Company had a net deficit of $(1,929).

Note 5 – Concentrations

The Company's revenues resulted from only five companies. Income from two of these companies accounted for over 97% of gross revenues in 2009.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1
Because the December 31, 2009 FOCUS report has not been filed, no reconciliation was possible.

HLM Securities, Inc.

Notes to Financial Statements
December 31, 2009

Note 8 - Contingencies

In connection with being a broker/dealer, the Company has certain regulatory obligations to maintain. The Company received correspondence from FINRA regarding the failure to file timely the December 31, 2007 audit report, the failure to file timely the September 30, 2008 FOCUS report, and failure to amend timely the Schedule A of the Firm's Form BD to reflect the change in shareholder status. FINRA is conducting a FINOP special investigation. During the investigation, the Company filed its March 31, 2009 FOCUS report untimely, and was notified by FINRA on this matter. The investigation is ongoing, and there is a potential for disciplinary action. The amount of potential fines is not determinable at this time.

The Company's net capital is below the minimum net capital required by SEC Rule 15c3-1. It is unknown at this time what actions the Securities and Exchange Commission or the Financial Regulatory Agency will take in regard to this violation of the rules.

HLM Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2009

Net Capital		
Member's equity	$	11,071
Less nonallowable assets		13,000
Net capital before haircuts on security position		(1,929)
Haircuts on securities		-
Net capital	$	(1,929)
Aggregate Indebtedness	$	7,310
Net capital required based on aggregate indebtedness	$	487
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Deficit Net Capital	$	(6,929)
Deficit Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	(2,660)
Percentage of Aggregate Indebtedness to Net Capital		N/A


Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
HLM Securities, Inc.

In planning and performing our audit of the financial statements of HLM Securities, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of HLM Securities, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the calculation and maintenance of net capital. We also identified material weaknesses related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 25, 2010